Exhibit 21.1

As of December 31, 2008, the Company had the following active subsidiaries:

State of Incorporation
Wholly-owned subsidiaries of Comprehensive Care Corporation:

Comprehensive Behavioral Care, Inc.	Nevada

Wholly-owned subsidiaries of Comprehensive Behavioral Care, Inc.:

Comprehensive Care Integration, Inc.	Delaware
Comprehensive Behavioral Care of Connecticut, Inc.	Florida
Healthcare Management Services, Inc.	Michigan
CompCare of Pennsylvania, Inc.	Nevada

Affiliates sponsored by Comprehensive Behavioral Care, Inc.:

Comprehensive Provider Networks of Texas, Inc.	Texas

Majority owned subsidiaries of Comprehensive Behavioral Care, Inc.

CompCare de Puerto Rico, Inc.	Puerto Rico

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